Exhibit 99.1

BOS Purchases Warehouses and Office Space for Self-use

RISHON LE ZION, Israel, May 9, 2022 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) announced today that it has purchased 546 sqm of offices, 495 sqm of warehouses and nine parking spots in Rishon Le Zion, Israel. The purchased real-estate is part of the facilities BOS has been leasing in Rishon Lezion. BOS shall pay for this acquisition NIS 6.5 million (approximately $1.9 million).

Eyal Cohen, BOS’ CEO, stated: “BOS leases 2,131 sqm in Rishon Lezion and 710 sqm in Rosh Hain, both in Israel. Our monthly lease expense for the facilities we acquired amounts to $10,000. This lease expense, and our expectation that it shall increase significantly upon lease renewal, led us to pursue the acquisition.

We plan to finance the purchase by a long-term bank loan in the amount NIS 4.5 million (approximately $1.3 million) in addition to cash we have at hand.”

About BOS

BOS provides services and systems for inventory production and management in three channels:

●	Services – The Supply Chain division provides inventory procurement and kitting.

●	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

●	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes.

Contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.